

INVEST IN **SWINGVISION**

Automated Stats, Highlights & Officiating Using Just Your Phone



Hi <<First Name>>,

It's Swupnil, SwingVision Co-Founder & CEO. I have some exciting news to share!

Since 2019, SwingVision has been on a mission to revolutionize racket sports, empowering players worldwide to elevate their game like never before. We've turned this vision into reality thanks to the incredible support of industry icons like Andy Roddick, Lindsay Davenport, and James Blake.

And now, for the very first time, **we're inviting YOU to join us as investors** in SwingVision 🚀

Imagine being part of something truly groundbreaking, something that has the potential to change the game forever. With a minimum investment of **just $100**, you can shape the future of ball & racket sports and secure your place in history.

But here's the catch: we're raising only $1 million, and once we send this opportunity to our 200k+ mailing list, spaces will fill up fast. Because you're an avid customer, **I'm sharing this opportunity with you first** — don't miss out on your chance to be a part of something special.

Click the link below to learn more and join us in changing the game, one swing at a time 🌟

Learn More

Happy Hitting,



Swupnil Sahai
SwingVision CEO

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

    

Have any questions or feedback? Check our FAQ or reply to this email 🙂

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